UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aravive, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03890D108

(CUSIP Number)

Eric Zhang

c/o Elite Vantage Global Limited

Suite 1807, 18F

China Resources Building

26 Harbor Road

Wan Chai, Hong Kong

With a copy to:

Leslie Marlow

Blank Rome LLP

1271 Avenue of the Americas

New York, New York 10020

(Name, address and telephone number of person authorized to receive notices and communications)

October 27, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03890D108	SCHEDULE 13D	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS Eric Zhang
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,794
	8	SHARED VOTING POWER 1,946,840(1)
	9	SOLE DISPOSITIVE POWER 82,794
	10	SHARED DISPOSITIVE POWER 1,946,840(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,029,634(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%(1)
14		TYPE OF REPORTING PERSON IN

(1)

Based on 59,826,881 outstanding shares of Common Stock of the Company as of November 15, 2022 as reported in the Company’s definitive proxy statement on Schedule 14A dated November 30, 2022 (the “Definitive Proxy Statement”), which was filed with the SEC on November 30, 2022. The 2,029,634 shares of Common Stock includes (i) 1,403,303 shares of Common Stock held by Elite Vantage Global Limited (“Elite Vantage” and together with Eric Zhang, the “Reporting Persons”), including 543,537 shares of Common Stock acquired by Elite Vantage in the Private Placement (as defined below); (ii) 82,794 shares of Common Stock issuable upon exercise of options within 60 days of November 15, 2022; and (iii) Warrants (as defined below) to purchase up to 543,537 shares of Common Stock, which were purchased in the Private Placement by Elite Vantage, which Warrants are not exercisable until the Company effects an increase in the number of its shares of authorized Common Stock. Nonetheless, the Warrants are being included as beneficially owned since the Company expects to effect an increase in the number of its shares of authorized Common Stock within 60 days of November 15, 2022. The Definitive Proxy Statement was filed with the SEC on November 30, 2022 and the related Special Meeting of the Company’s Stockholders has been scheduled for Friday, January 13, 2023 at 11:00 a.m. (Eastern Time) (the “2023 Special Meeting”). At the 2023 Special Meeting, the Company’s stockholders will be asked to vote to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of Common Stock from 100,000,000 to 250,000,000.

CUSIP No. 03890D108	SCHEDULE 13D	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS Elite Vantage Global Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,029,634(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,029,634(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,029,634(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%(1)
14		TYPE OF REPORTING PERSON IN

(1)

Based on 59,826,881 outstanding shares of Common Stock of the Company as of November 15, 2022 as reported in the Company’s definitive proxy statement on Schedule 14A dated November 30, 2022 (the “Definitive Proxy Statement”), which was filed with the SEC on November 30, 2022. The 2,029,634 shares of Common Stock includes (i) 1,403,303 shares of Common Stock held by Elite Vantage Global Limited (“Elite Vantage” and together with Eric Zhang, the “Reporting Persons”), including 543,537 shares of Common Stock acquired by Elite Vantage in the Private Placement (as defined below); (ii) 82,794 shares of Common Stock issuable upon exercise of options within 60 days of November 15, 2022; and (iii) Warrants (as defined below) to purchase up to 543,537 shares of Common Stock, which were purchased in the Private Placement by Elite Vantage, which Warrants are not exercisable until the Company effects an increase in the number of its shares of authorized Common Stock. Nonetheless, the Warrants are being included as beneficially owned since the Company expects to effect an increase in the number of its shares of authorized Common Stock within 60 days of November 15, 2022. The Definitive Proxy Statement was filed with the SEC on November 30, 2022 and the related Special Meeting of the Company’s Stockholders has been scheduled for Friday, January 13, 2023 at 11:00 a.m. (Eastern Time) (the “2023 Special Meeting”). At the 2023 Special Meeting, the Company’s stockholders will be asked to vote to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of Common Stock from 100,000,000 to 250,000,000.

CUSIP No. 03890D108	SCHEDULE 13D	Page 4 of 7 Pages

Item 1. Security and Issuer

This Amendment No. 1 to the original Schedule 13D filed on October 19, 2018 by Elite Vantage Global Limited and Eric Zhang (each a “Reporting Person” and together the “Reporting Persons”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Aravive, Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at River Oaks Tower, 3730 Kirby Drive, Suite 1200, Houston, Texas 77098.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

On October 24, 2022, Elite Vantage acquired from the Company (i) 543,537 shares of Common Stock, (ii) Series A Warrants (the “Series A Warrants”) to purchase 271,769 shares of Common Stock and (iii) Series B Warrants (“Series B Warrants”) to purchase 271,768 shares of Common Stock (the Series A Warrants and the Series B Warrants are together referred to as, the “Warrants”) in connection with the Company’s issuance of approximately $41.5 million of its securities in the Private Placement (defined below) to certain investors, including the Reporting Persons. The combined purchase price of each share of Common Stock and the accompanying Warrants was $0.9199. The Warrants have an exercise price of $0.7949.

Available investment funds were used by Elite Vantage to purchase the shares of Common Stock and the accompanying Warrants. The total amount of the funds used to make the purchases described in this Schedule 13D was approximately $500,000 (excluding commissions). The investment in the shares of Common Stock and the accompanying Warrants were for investment purposes.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

The disclosure provided in Item 3 above is incorporated herein by reference.

Securities Purchase Agreements; Private Placement

On October 24, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with several institutional accredited investors (the “Investors”) and with Eshelman Ventures, LLC (“Eshelman Ventures”) and certain directors and officers of the Company, including the Reporting Persons (the “Insiders” and together with Eshelman Ventures, the “Insider Investors”), pursuant to which the Company issued and sold to the Investors and the Insider Investors: (i) an aggregate of 29,308,612 shares (“Shares”) of Common Stock, (ii) with respect to certain Investors, in lieu of the Shares, pre-funded warrants to purchase up to an aggregate of 15,870,199 shares of Common Stock (the “Pre-Funded Warrants”), and (iii) accompanying Series A Warrants and Series B Warrants to purchase up to an aggregate of 45,178,811 shares of Common Stock or Pre-Funded Warrants. The combined purchase price of each Share and accompanying Warrants was $0.9199. The combined purchase price of each Pre-Funded Warrant and accompanying Warrants was $0.9198, which was equal to the Investor’s combined purchase price per Share and accompanying Warrants, minus the per share exercise price of each Pre-Funded Warrant of $0.0001. The Pre-Funded Warrants were offered only to the Investors. The per share exercise price of the Warrants was $0.7949. The Private Placement closed on October 27, 2022.

The price per Share and accompanying Warrants sold to the Investors was based in part upon the last reported closing price of the Common Stock on the Nasdaq Global Select Market on October 24, 2022 and the price per Share and accompanying Warrants being sold to the Insider Investors is based in part upon the consolidated closing bid price reported on the Nasdaq Global Select Market on October 24, 2022. The last reported closing price of the Common Stock on the Nasdaq Global Select Market on October 24, 2022 and the consolidated closing bid price reported on the Nasdaq Global Select Market on October 24, 2022 were the same price ($0.7949).

On October 24, 2022, the Elite Vantage entered into a Purchase Agreement with the Company and purchased (i) 543,537 shares of Common Stock and (ii) accompanying Warrants to purchase an aggregate of 543,537 shares of Common Stock (consisting of Series A Warrants to purchase 271,769 shares of Common Stock and Series B Warrants to purchase 271,768 shares of Common Stock).

CUSIP No. 03890D108	SCHEDULE 13D	Page 5 of 7 Pages

Each Warrant has an exercise price equal to $0.7949 per share. The Series A Warrants are exercisable at any time after the Authorized Share Increase (as defined below) and will expire on the date that is the later of (i) fifteen (15) months after the date of the Authorized Share Increase or (ii) one (1) month after public announcement by or on behalf of the Company of the publication of top line data from the Company’s Phase 3 trial of batiraxcept in platinum-resistant ovarian cancer. The Series B Warrants are exercisable at any time after the Authorized Share Increase and will expire thirty (30) months after the Authorized Share Increase. In connection with the Private Placement, the Company has agreed to convene a special meeting of its stockholders no later than 120 days following the closing of the Private Placement to seek approval of an increase in the number of the Company’s authorized shares of Common Stock pursuant to an amendment to its Certificate of Incorporation (such increase, the “Authorized Share Increase”) to allow for full sufficient authorized shares of Common Stock for the full exercise of the Warrants and the shares of Common Stock issuable upon exercise of the Warrants. On November 30, 2022, the Company filed with the SEC the Definitive Proxy Statement on Schedule 14A in conjunction with a Special Meeting of its Stockholders to be held on Friday, January 13, 2023 at 11:00 a.m. (Eastern Time) (the “2023 Special Meeting”). At the Special Meeting, the Company’s stockholders will be asked to vote on the following matters: (i) to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of Common Stock from 100,000,000 to 250,000,000 (“Proposal 1”); and (ii) to approve one or more adjournments of the 2023 Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal 1.

The Warrants issued in the Private Placement provide that a holder of Warrants, as applicable, will not have the right to exercise any portion of its Warrants if such holder, together with its affiliates, and any other party whose holdings would be aggregated with those of the holder for purposes of Section 13(d) or Section 16 of the Exchange Act would beneficially own in excess of 4.99%, 9.99% or 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”); provided, however, that each holder may increase or decrease the Beneficial Ownership Limitation by giving notice to the Company, with any such increase not taking effect until the sixty-first day after such notice is delivered to the Company but not to any percentage in excess of 19.99%; provided that any holder of the Warrants that beneficially owns in excess of 19.99% of the number of shares of the Common Stock outstanding on the issuance date of the Warrants shall not be subject to the Beneficial Ownership Limitation.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreements and as of the specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The foregoing descriptions of the Purchase Agreement, the Series A Warrants and the Series B Warrants do not purport to be complete and are qualified in their entirety by the full text of the Purchase Agreement, the Series A Warrants and the Series B Warrants, copies of which are filed as Exhibits 4, 5 and 6 hereto and are incorporated by reference herein

Registration Rights Agreement

In connection with the Private Placement, the Company agreed to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Investors, pursuant to which the Company agreed to register for resale the Shares and the issuance of the shares of Common Stock underlying the Warrants and Pre-Funded Warrants held by the Investors (the “Registrable Securities”). Under the Registration Rights Agreement, the Company has agreed to file a registration statement covering the resale of the Shares and issuance of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and Warrants (the “Warrant Shares”) by the Investors of the Registrable Securities within 30 days following the closing of the Private Placement (the “Filing Deadline”). The Company agreed to use commercially reasonable efforts to cause such registration statement (the “Resale Registration Statement”) to become effective (the “Effectiveness Deadline”) as soon as practicable (but no later than the 60th calendar following the Filing Deadline or, in the event the SEC reviews and has written comments to the registration statement, the 120th calendar following the Filing Deadline) and to keep such registration statement effective until the date the Shares and the shares of Common Stock underlying the Warrants and Pre-Funded Warrants covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction. The Company has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities. The Resale Registration Statement was declared effective by the SEC on November 28, 2022.

The Company has granted the Investors customary indemnification rights in connection with the Resale Registration Statement. The Investors have also granted the Company customary indemnification rights in connection with the Resale Registration Statement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 7 hereto and is incorporated by reference herein.

CUSIP No. 03890D108	SCHEDULE 13D	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following:

(a) See rows (11) and (13) of the cover pages to this Amendment No. 1 to Schedule 13D for the aggregate number and percentages of the Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated as described in footnote 1 to the cover pages to this Amendment No. 1 Schedule 13D.

(b) See rows (7) through (10) of the cover pages to this Amendment No. 1 Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Not applicable.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock.

(e) The Reporting Person ceased to be the beneficial owner of more than 5 percent of the Common Stock on October 27, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

Except as otherwise set forth in Amendment No. 1 to this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between the Reporting Persons and any other person or entity.

Item 7. Material to be filed as Exhibits.

Annex A:	Certain Transactions by the Reporting Person During the Past Sixty Days
Exhibit 4:

Form of Securities Purchase Agreement, dated October 24, 2022, by and among Aravive, Inc. and the persons party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Aravive, Inc. filed with the Securities and Exchange Commission on October 26, 2022 (File No. 001-36361)).

Exhibit 5:

Form of Series A Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Aravive, Inc. filed with the Securities and Exchange Commission on October 26, 2022 (File No. 001-36361)).

Exhibit 6:

Series B Warrant (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Aravive, Inc. filed with the Securities and Exchange Commission on October 26, 2022 (File No. 001-36361)).

Exhibit 7:

Form of Registration Rights Agreement, dated October 24, 2022, by and among Aravive, Inc. and the persons party thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of Aravive, Inc. filed with the Securities and Exchange Commission on October 26, 2022 (File No. 001-36361)).

Exhibit 8:	Joint Filing Agreement.

[signature page follows]

CUSIP No. 03890D108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2022
/s/ Eric Zhang
Eric Zhang

Dated: December 28, 2022	ELITE VANTAGE GLOBAL LIMITED

	By:	/s/ Eric Zhang
Eric Zhang

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
October 24, 2022	543,537 shares of Common Stock together with Series A Warrants to purchase 271,769 shares of Common Stock and Series B Warrants to purchase 271,768 shares of Common Stock	*

* The combined purchase price of each share of Common Stock and accompanying Warrants is $0.9199.